MANDELBAUM SALSBURG P.C.
Vincent J. McGill Partner	1270 Avenue of the Americas, 18th floor New York, New York 10020	Direct Dial: (516) 220-6569 E-mail: vmcgill@lawfirm.ms

February 15, 2018

Mr. Larry Spirgel, Assistant Director.

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mercari Communications Group, Ltd.
Current Report on Form 8-K Filed December 14, 2017
File No. 000-17284

Dear Mr. Spirgel:

On behalf of our client, AiXin Life International, Inc., formerly known as Mercari Communications Group, Ltd. (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated January 10, 2018, with respect to the Company’s Current Report on Form 8-K reporting the acquisition of AiXin (BVI) International Group Co., Ltd. filed on December 14, 2017 (the “Form 8-K”). The Company has filed an amendment to the Form 8-K (the “Amendment”) which, together with the responses set forth below in this letter, address the issues which were the subject of the Staff’s comments. Our responses below have been numbered to correspond to the Staff’s comments.

Item 2.01 Completion of Acquisition of Disposition of Assets, page 1

1.	Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between the company and its affiliates (including prior management and promoters), on one hand, and AiXin (BVI) International Group Co., Ltd. and its affiliates and promoters, on the other, prior to the execution of the Share Exchange Agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

Response: A discussion of the chronology of events leading up to the acquisition of a controlling interest in the Company by Mr. Lin (through China Concentric) and the subsequent acquisition of AiXin BVI has been added to Item 2.01 under the caption “Business – Corporate History” in response to the staff’s comment.

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2.	Please discuss why you structured the reverse acquisition in the manner you did, starting with China Concentric purchasing 96.5% of the company’s outstanding common stock from Algodon Wines & Luxury Development Group, Inc. followed by Mr. Quanzhong Lin purchasing 65% of your outstanding common stock from China Concentric.

Response: See the discussion in Item 2.01 added under the caption “Business – Corporate History” for an explanation concerning the manner in which the acquisition of AiXin BVI was structured.

Business, page 2

3.	You refer to a group of professionals that you use to evaluate potential new products before marketing and selling them. You also refer to nutritional counselors. Please disclose more information about the nature of these professionals. For example, explain what type of professional qualifications they have and whether they have any professional background or training in nutrition. Clarify whether these individuals are employees of the company. In this regard, we note that on page 6, under “Employees,” you disclose only that you have personnel in sales and public relations. Also disclose the nature of the third-party reports you rely upon.

Response:

The disclosure concerning nutritional counselors has been revised in response to the staff’s comment.

Client Base, page 4

4.	Please disclose how many of your existing clients are preferred clients and how many are client distributors. Describe the process of signing up and whether the clients are specifically identified as either a preferred client or client distributor. Describe how the benefits, including discounts and commissions, differ for each type of client.

Response:

The disclosure concerning preferred clients and distributor clients has been revised in response to the staff’s comment.

Regulation of Nutritional Products, page 5

5.	For each of your 20 products, please disclose if you market them as health foods or general foods. For those you market as health foods, disclose whether the manufacturer has obtained the appropriate license. In this regard, we note your disclosure that, as a secondary distributor, you may be held liable if you were to distribute a product that had not been properly tested and registered with government authorities. We also note your disclosure on page 4 that “[o]nly after we have determined that a product is safe, manufactured in conformance with appropriate standards, and has a basis for the claims made, do we recommend a product to our clients.”

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Response:

The disclosure referenced in the above comment has been revised in response to the staff’s comment to indicate the number of products that are health foods and the number that are considered general foods and to state that the manufacturers and distributors of the health foods we offer have the requisite licenses.

Direct Selling Regulations, page 6

6.	Please revise to clarify the nature of the regulations on direct selling, which you state on page 4 result in “restrictions on direct selling and multi-level commissions” in China. Explain how each material provision relates to your operations and how you comply with those regulations.

Response:

The disclosure of PRC governmental regulations concerning direct selling and multi-level marketing has been expanded and revised to explain why the Company does not believe that the restrictions imposed by those regulations are applicable to its business as presently conducted.

Risk Factors

Our Key Executives do not devote full time . . . , page 9

7.	Please clarify the percentage of his business time that Mr. Quanzhong Lin currently devotes to the company.

Response:

The disclosure as to the amount of time Mr. Lin devotes to the business of the Company has been revised in response to the staff’s comment.

Results of Operations, page 26

8.	We note your disclosure that the 72% decrease in net sales was “primarily due to reduction in promotional and marketing activities in response to the government’s policy of strengthening the supervision of health products industry for avoiding false advertisement and unlawful marketing approach.” Please revise your discussion of net sales or, alternatively, your “Overview” section to discuss more fully how the PRC government’s actions specifically led to the material decrease in net sales. Also discuss whether you believe your net sales will continue to be impacted and what steps you are taking to address these challenges.

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Response:

The “Overview” section of the MD&A has been revised to include a discussion explaining how the PRC government’s regulatory actions in strengthening the supervision of the health products industry specifically led to the material decrease in net sales, and whether the regulatory actions will impact net sales in future period and the step the Company has taken to address these challenges.

Liquidity and Capital Resources, page 28

9.	In your first Risk Factor you state that you will require “significant expenditures in the foreseeable future to fund our ongoing operations and future growth.” Please revise to clarify the extent to which you expect to have sufficient internal sources of liquidity over the next 12 months or longer, particularly in light of the 72% decrease in net sales in fiscal 2017, net losses and negative cash flows from operating activities.

Response:

The Liquidity discussion has been revised in response to this comment to indicate the extent to which he Company expects to have sufficient cash resources for its operations over the next 12 months and beyond, and to state that if it is unable to generate sufficient cash flows from operations, that it may have to rely on external sources of financing.

Directors and Executive Officers, page 33

10.	Please revise your discussion of Mr. Quanzhong Lin’s business experience to provide greater detail regarding his business activities during the last five years. Provide a sufficient basis for your statement that he is “a highly successful entrepreneur in China.”

Response:

The discussion of Mr. Lin’s entrepreneurial accomplishments has been expanded in response to this comment.

Restrictions on the Use of Rule 144 by Shell Companies and Former Shell Companies, page 41

11.	Please revise to clarify that Rule 144 is not available for the resale of any shares initially issued by shell companies like yourself, not just shares issued to promoters or affiliates. Therefore, no shares issued by the company may be resold pursuant to Rule 144 until after December 14, 2018.

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Response:

The disclosure in the Amendment has been revised in response to this comment.

(b) Pro Forma Financial Information, page 71

12.	Please expand the disclosure for your pro forma adjustments to showing in detail how the values for the adjustment to each line item were determined. Also, tell us why you include adjustment (A) for $3,617,927 in the Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016. It appears that this transaction may not meet the criteria for a pro forma adjustment since it does not seem to have a continuing impact. Please refer to the guidance for pro forma information in Article 11 of Regulation S-X.

Response:

The disclosure in the pro forma financial statements and Notes to the Pro Forma Financial Statements for the pro forma adjustments has been revised to explain in greater detail how the values for the adjustment to each line item were determined.

The adjustment (A) for $3,617,927 in the Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016 was for the shares issued to three consultants for the services they provided. The Company agrees that this is non-recurring item which should not be included in the pro forma financial statements. Consequently, the Company has revised the Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016 to exclude this adjustment.

If you have any comments or questions contact me, or in my absence, Mark Orenstein at (516) 491-6471 or by e-mail at morenstein@lawfirm.ms.

Very truly,

/s/ Vincent J. McGill

cc:   Kathleen Krebs, Esq

        Gregory Dundas, Esq.

        Terry French

        Inessa Kessman

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